                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
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                               (Name of Issuer)

                       Common Stock and Class A Warrants
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                        (Title of Class of Securities)

              Common Stock:  400 910 105 / Warrants:  400 910 113
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                                (CUSIP Number)

   Stephen G. Calandrella, 4465 Northpark Drive, Colorado Springs, CO 80907
                                (719) 590-4900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                   June 19, August 27 and September 17, 1997
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages

                                 SCHEDULE 13D

              Common Stock: 400 910 105
CUSIP NO.     Warrants:     400-910-113                  Page 2 of 4 Pages

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(1)    Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of
       Above Persons

       THE ROCKIES FUND, INC.   I.R.S. ID No. 84-0928022
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(2)    Check the Appropriate Box if a Member of a Group*      (a) /  /
                                                              (b) /  /
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(3)    SEC Use Only


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(4)    Source of Funds*

       WC
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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)      /  /
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(6)    Citizenship or Place of Organization

       Nevada corporation
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Number of Shares         (7)  Sole Voting Power             263,367
Beneficially Owned
by Each Reporting        ----------------------------------------------------
Person With              (8)  Shared Voting Power           -0-

                         ----------------------------------------------------
                         (9)  Sole Dispositive Power        263,367

                         ----------------------------------------------------
                         (10) Shared Dispositive Power      -0-

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           263,367
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(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares*/ /

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(13) Percent of Class Represented by Amount in Row (11)

           23.6%
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(14) Type of Reporting Person*

           CO
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 3 of 4 Pages

ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 4 to Schedule 13D relates to the common stock and warrants of GUARDIAN TECHNOLOGIES INTERNATIONAL, INC., a Nevada corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                         22570 Markey Court, Suite 220
                            Dulles, Virginia  21066


ITEM 2.    IDENTITY AND BACKGROUND

           This Amendment No. 4 to Schedule 13D is being filed by the following reporting person:

           THE ROCKIES FUND, INC.
           4465 North Park Drive
           Colorado Springs, Colorado  80907

           Voting and investment power with respect to the securities held by the reporting person is exercised by its Board of Directors, whose members are Stephen G. Calandrella, Clifford C. Thygesen and Charles Powell.

           THE ROCKIES FUND, INC. is a corporation organized under the laws of the State of Nevada, whose principal offices and place of business are as stated above. During the past five years, neither the company, nor any of its officers or directors, has been convicted in a civil proceeding or been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           THE ROCKIES FUND, INC. acquired shares and warrants of the Issuer in accordance with the following schedule:

                Number of
                 Shares              Date              Funds
                --------           --------           -------
                16,667             2/20/97            $17,500.00
                28,333              3/4/97            $33,150.00
                62,200              3/7/97            $93,300.00
                 5,000             6/19/97            $ 6,260.00
                20,000             8/27/97            $29,005.00
                 2,500             9/17/97            $ 8,061.25
               Number of
                Warrants             Date              Funds
               ---------           -------            -------
               70,000              3/7/97             $13,125.00
               67,000              3/12/97            $13,000.00  promissory
                                                                  note

          Future purchases of the Issuer's securities by the reporting person, if any, are expected to be made out of corporate funds.

                                                    Page 4 of 4 Pages

ITEM 4.     PURPOSE OF TRANSACTION

       THE ROCKIES FUND, INC. has acquired the Issuer's common stock and warrants for investment purposes. THE ROCKIES FUND, INC. may acquire additional securities of the Issuer or dispose of securities of the Issuer.

       The reporting person is of the opinion that the securities of the Issuer are substantially undervalued. The reporting person as a member of the Issuer's Board of Directors intends to develop a working relationship with management of the Issuer in an effort to maximize the value to stockholders of the Issuer's securities.

       As part of the transaction pursuant to which the reporting person has acquired the Issuer's securities, Stephen G. Calandrella, a Director and President of the reporting person was elected to serve as a member of the Board of Directors of the Issuer. Subject to the foregoing, the reporting person has no current plan or is subject to any current proposal to effectuate any change in control of management or otherwise attempt to influence management in any hostile or antagonistic manner.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       THE ROCKIES FUND, INC. would be deemed to be the beneficial owner of 263,367 shares of the Issuer's common stock, giving effect to the exercise of the outstanding warrants to purchase an additional 137,000 shares of common stock. Based upon information contained in the most recently available filing with the Securities and Exchange Commission, the Issuer has approximately 1,114,161 shares of common stock issued and outstanding. The 263,367 shares beneficially owned by the reporting person represent approximately 23.6% of the Issuer's outstanding common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           February 4, 1998
                           -------------------------------------
                           (Date)

                           THE ROCKIES FUND, INC.

                               /s/ Clifford L. Neuman
                           By: ---------------------------------
                               (Signature)

                           Clifford L. Neuman, attorney-in-fact
                           -------------------------------------
                           (Name/Title)

                                 AUTHORIZATION





To whom it may concern:


  CLIFFORD L. NEUMAN is hereby authorized as the true and lawful agent and attorney-in-fact of THE ROCKIES FUND, INC., a Nevada corporation, to execute on its behalf any and all reports to be filed pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934.

  This authorization shall be effective as of this date, and shall continue in perpetuity until revoked, in writing, by the undersigned.


                                     Sincerely,

                                     THE ROCKIES FUND, INC.


Dated:  April 8, 1997                By: /s/ Stephen G. Calandrella
                                     ---------------------------------
                                     Stephen G. Calandrella, President